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EXHIBIT 6.23

                                      TOTAL
                                   FILM GROUP


                                   MEMORANDUM

To:    Monique L Jones
From:  Total Film Group, Inc.
Date:  09/27/99
Re:    Employment Terms with Total Film Group, Inc.

For and on behalf of Total Film Group, Inc. (the "Company"), I confirm that the Company is willing to engage your services, and you confirm that you are willing to do so, on the terms and conditions set forth below.

1. Position: Chief Financial Officer of Total Film Group, Inc. and its affiliates.

2. Term: On and from November 8, 1999, terminable at will (see Exhibit A attached and incorporated herein by this reference) by either party.

3.       Probation Period:  Three (3) months.

4. Fixed Compensation: $100,000 per annum payable in accordance with Company's standard payroll policies and shall have deducted any applicable withholding taxes and standard and/or legally required deductions. Company's executive committee shall review employee's compensation then being paid to employee not less frequently than every twelve (12) months. Following such review, Company's executive committee may, in its sole discretion, decide to increase employee's Fixed Compensation. Company's executive committee shall not decrease employee's Fixed Compensation without employee's prior written approval.

5. Stock Option: As additional compensation, Company hereby grants to employee the following options to purchase shares of common stock of Company as set forth in the form of Stock Option attached hereto as Exhibit B and incorporated herein by this reference: (i) after 12 months of continuous employment, 10,000 shares at $3 per share; (ii) after 24 months of continuous employment, 15,000 shares at $4 per share; (iii) after 36 months of continuous employment, 20,000 shares at $5 per share. The options shall be exercisable provided that employee remains employed by the Company at the time of exercise.

6. Medical, Dental: Same as provided to other similar level personnel of Company.

7. Parking and Other Benefits: Parking paid by Company; other benefits and perquisites generally available to other similar level personnel of Company.

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8.       401(k) Plan: Employee shall be eligible after 6 months of continued
         employment. Same plan as provided to other similar level personnel of Company.

9.       Holidays:  9 legal Holidays.

10. Vacation: 15 days per 12 months of employment at times to be approved by a member of the Company's executive committee.

11. Non-Accumulations: Vacation accrues pro-rata monthly. Vacation must be taken within 12 months of the date earned unless deferred at the Company's written request. If not taken within 12 months, vacation will cease to accrue until previously earned vacation is taken. Any accrued vacation entitlement that has not been taken will be paid out on termination of employment.

12. Duties: As, how and where assigned by a member of the Company's executive committee.

13.      Extent of Services: Full time.

14.      Ownership of Results of Services:  The Company.

15.      Confidentiality: Absolute, during employment and after termination.

16. Non-Breach: You represent that these arrangements do not breach any other contract governing your services.

17. Modifications: These arrangements cannot be changed or added except as agreed in writing by a member of the Company's executive committee.

18. Rules and regulations: You agree to comply with the rules and regulations of the Company.

19.      Smoking:  No smoking policy.

20. Termination: As provided in paragraph 2. Above; or without prejudice to its other rights, the Company may (at any time by written notice effective on the date of such notice) terminate this Agreement for any of the following acts or omissions on the part of the employee: (i) as provided in California Labor Code Section 2924; (ii) breach of a term of this Agreement; (iii) any criminal offense or behavior involving dishonesty or moral turpitude; (iv) becoming bankrupt or subject to a receiving order or general composition with creditors; (v) non-compliance, after due warning, with a lawful instruction or direction from Company's executive committee; (vi) commission of other ads or omissions, which give the Company cause to terminate employment, including, but not limited to, theft, active alcoholism or drug addiction, malfeasance or misfeasance with respect to employees duties.

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In consideration of my employment, I agree to conform to the rules and regulations of Total Film Group, Inc. I also agree that I am employed on an at-will basis, as described in the attached, and that any oral statement or conduct by a supervisor or the management of Total Film Group, Inc. will not alter my at-will employment status. My employment may be terminated at any time, either by me or by Total Film Group, Inc., with or without cause or notice.


SO AGREED:

/s/ Monique L. Jones                   /s/ Gerald Green
                                       President
Dated:  9/29/99                        Dated:  9/29/99

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                                    EXHIBIT A
                             TOTAL FILM GROUP, INC.

AT-WILL EMPLOYMENT

Employment with Total Film Group, Inc. is a relationship which exists solely as long as both Total Film Group, Inc. and the employee determine it is to their individual advantage.

The employee is free to leave Total Film Group, Inc. at any time, as is Total Film Group, Inc. free to determine that the continued relationship is not in its best interests. Total Film Group, Inc. reserves the right to change the status of or terminate any employee at any time, with or without cause or with or without notice. Total Film Group, Inc. also reserves the right to lay off or terminate employees if or when a position no longer exists or there is an Economic need to reduce the workforce.

PROBATIONARY EMPLOYEES

Employees who have not completed the probationary period may be dismissed with or without cause, for any reason, and without notice or pay in lieu of notice.

NON-PROBATIONARY EMPLOYEES

Employees who have passed their probationary period may be dismissed with or without cause Total Film Group, Inc. will have the option of giving the employee fifteen (15) working days notice of termination or pay in lieu of notice. In addition, Total Film Group, Inc. has the sole authority and discretion to grant severance pay conditioned on the employee signing a standard separation of employment agreement containing a general release. The amount of the severance pay, if granted, will be determined solely by Total Film Group, Inc.

Regardless of the above, in the event Total Film Group, Inc. considers that the employee has engaged in either gross negligence or willful misconduct, Total Film Group, Inc. has the right to terminate the employee without giving either notice or pay in lieu of notice.

VOLUNTARY TERMINATION

Should any employee desire to leave voluntarily, the employee should provide at least fifteen(15) working days notice of termination. Total Film Group, Inc. reserve the right to provide pay in lieu of notice to any employee who decides to voluntarily terminate the employment.


AGREED TO:

/s/ Monique J. Jones